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                             April 30, 2021

       James Beckwith
       President and Chief Executive Officer
       Five Star Bancorp
       3100 Zinfandel Drive
       Suite 650
       Rancho Cordova, CA 95670

                                                        Re: Five Star Bancorp
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed April 26,
2021
                                                            File No. 333-255143

       Dear Mr. Beckwith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Unaudited Pro Forma Condensed Financial Information
       Unaudited Pro Forma Condensed Statement of Income, page 22

   1. Please revise to separately disclose the pro forma earnings per share impact of the change in tax status on the
face of the pro forma statement of income.
   2. Please revise to separately disclose the pro forma earnings per share reflective of the number of shares whose
proceeds will be used to pay the dividend as required by SAB
                                                        Topic 1.B.3, on the
face of the pro forma statement of income.
 James Beckwith
Five Star Bancorp
April 30, 2021
Page 2
Description of Capital Stock
Exclusive Forum Selection, page 145

3. We note that your disclosure regarding the exclusive forum provision of your amended bylaws does not appear to be consistent with the provision included in
Section 8.1 of your
         form of amended and restated bylaws filed as Exhibit 3.4. For example, on page 145 you disclose that the exclusive forum provision will not apply to any claims arising under the
         Exchange Act. However, Section 8.1 of Exhibit 3.4 provides that "[u]nless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America, including, in each case, the applicable rules and regulations promulgated thereunder." Please revise and ensure that your amended bylaws and your disclosure clearly and consistently clarify the extent to which such provision applies to claims arising under the Securities Act and the Exchange Act, including risk factor disclosure.
       You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



FirstName LastNameJames Beckwith                                Sincerely,
Comapany NameFive Star Bancorp
                                                                Division of
Corporation Finance
April 30, 2021 Page 2                                           Office of
Finance
FirstName LastName